UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2018

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Information Contained in This Report

Set forth in this report are the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and the registrant’s Unaudited Interim Condensed Consolidated Financial Statements and the related notes thereto, in each case as of and for the six months ended July 31, 2018 and 2017.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 20, 2018

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Chief Executive Officer

3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis for Naked Brand Group Limited (the “Company”) provides information concerning our financial condition and results of operations for each of the six month periods ended July 31, 2018 and July 31,2017 and should be read in conjunction with our unaudited interim condensed consolidation financial statements and the related notes.

Forward-Looking Statements

This report contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Forward-looking statements contained in this Annual Report include, among other things, statements relating to:

●	expectations regarding industry trends and the size and growth rates of addressable markets;

●	our business plan and our growth strategies, including plans for expansion to new markets and new products; and

●	expectations for seasonal trends.

Although we base the forward-looking statements contained in this report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if results and developments are consistent with the forward-looking statements contained in this report, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this report include:

●	our ability to implement our growth strategies;

●	our ability to maintain good business relationships with our suppliers, wholesalers and distributors;

●	our ability to keep pace with changing consumer preferences;

●	our ability to protect our intellectual property; and

●	the absence of material adverse changes in our industry or the global economy.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report on Form 20-F for the fiscal year ended January 31, 2018 (“Annual Report”), which include, but are not limited to, the following risks:

●	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

●	we may be unable to protect or preserve our brand image and proprietary rights;

●	we may not be able to satisfy changing consumer preferences;

4

●	an economic downturn may affect discretionary consumer spending;

●	we may not be able to compete in our markets effectively;

●	we may not be able to manage our growth effectively;

●	poor performance during our peak season may affect our operating results for the full year;

●	our indebtedness may adversely affect our financial condition;

●	our ability to maintain relationships with our select number of suppliers;

●	our ability to manage our product distribution through our retail partners and international distributors;

●	the success of our marketing programs;

●	the risk our business is interrupted because of a disruption at our headquarters; and

●	fluctuations in raw materials costs or currency exchange rates.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. As a result, any, or all of our forward-looking statements in this report may turn out to be inaccurate. We have included important factors in the cautionary statements included in this report, and in Section 3.D of our Annual Report titled “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

Basis of Presentation

Bendon Limited (“Bendon”) completed a business combination (the “Business Combination”) with Naked Brand Group Inc. (“Naked Inc.”) on 19 June 2018, pursuant to which Bendon and Naked Inc. became wholly-owned subsidiaries of the Company. For accounts purpose, Bendon was treated as the accounting acquirer of the consolidated group. The financial statements therefore represent a continuation of the Bendon financial statements. The consolidated financial report represents a full half year of Bendon’s financial results plus Naked Inc. from the date of acquisition, being 19 June 2018, to 31 July 2018. The comparative period represents Bendon and its controlled entities only.

The unaudited interim Financial Statements of the Company have been prepared in accordance with IFRS as issued by the IASB, and are presented in thousands of New Zealand dollars, except where otherwise indicated. However, certain financial measures contained in this MD&A are non-IFRS measures and are discussed further under “Non-IFRS Measures” below. All references to “$” and “dollars” refer to New Zealand dollars, unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.

Introduction

We are a designer, distributor, wholesaler and retailer of women’s and men’s intimates apparel and swimwear. Our merchandise is sold through retail and outlet stores located in New Zealand and Australia, wholesale operations in New Zealand, Australia, the United States of America and Europe, and through online channels. We operate licensed brands including Heidi Klum, Stella McCartney, and Fredericks of Hollywood, and owned brands including Pleasure State, Davenport, Lovable, Bendon, Fayreform, VaVoom, Evollove, Naked and Hickory. Bendon’s license to use the Stella McCartney brand terminated effective June 30, 2018. Key customers include Farmers, Myer, David Jones and Woolworths.

All dollar values discussed below are presented in New Zealand dollars.

In keeping with customary practice in New Zealand, prior to completion of the Business Combination, our fiscal years ended on June 30. Subsequently, Bendon changed its fiscal year end to January 31 to align with Naked’s fiscal year end.

5

Overview

6-month period ended July 31, 2018 and the 6-month period ended July 31, 2017

Net sales in the 6-month period ended July 31, 2018 decreased by $3m, or 5.1%, to $56.8m when compared with $59.8m in the 6-month period ended July 31, 2017. The sales in the 6-month period ending July 31, 2018 continued to be negatively impacted by vendor supply issues due to liquidity issues.

During the 6-month period ended July 31, 2018 and the 6-month period ended July 31, 2017, the gross margin was 31.2% and 32.7% respectively. The reduction in gross margin was caused by increased product costs and discounts provided to customers due to the vendor supply issue.

During the 6-month period ended July 31, 2018 and 6-month period ended July 31, 2017 we incurred a net comprehensive loss of ($26.5m) and ($18.5m) respectively.

Finance expenses decreased by $2.5m, or 51.2% from $5.0m to $2.5m in the 6-month period ended July 31, 2018 as compared with the 6-month period ended July 31, 2017, due to a reduction in interest on external borrowing.

Brand transition, restructure and transaction expenses increased by $4.0m, or 363.8%, from $1.1m to $5.2m in the 6-month period ended July 31, 2018 as compared with the 6-month period ended July 31, 2017, this was driven primarily by costs incurred in respect of the U.S. listing process.

Impairment costs during the 6-month period ended July 31, 2018 totaled $4.2m. This expense was predominately driven by the impairment of goodwill relating to the acquisition of Naked.

Other foreign currency gains/(losses) reduced from a loss of $0.9m in 6-month period ended July 31, 2017 to a gain of $3.5m in the 6-month period ended July 31, 2018, due to gains on foreign exchange contracts.

Application of Critical Accounting Policies, Estimates, and Judgements

Our accounting policies form the basis for preparation of our financial statements and our financial statements in tum are an essential factor in understanding our operations. Our accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are fully described in the notes to our audited financial statements as of and for the year ended January 31, 2018, 7-month period ended January 31, 2017 and the two years ended June 30, 2016 and June 30, 2015. The preparation of our financial statements required management to make judgments, estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. Our management re-evaluates estimates on an on-going basis and such estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Unless otherwise stated, all dollar amounts stated in our financial statements are expressed in the currency of New Zealand.

Critical accounting policies

Critical accounting policies that reflect our industry and activity specific accounting treatments used in preparing our financial statements as of the 6 month period ended July 31, 2018, 12 month period ended January 31, 2018, the 7- month period ended January 31, 2017, the 12 month period ended June 30, 2016 and the 12 month period ended June 30 , 2015 or that have significant potential to result in a material adjustment to the carrying amounts of assets and liabilities during each of the years.

(a) Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

For the half year ended 31 July 2018 the Group experienced a loss after income tax from continuing operations of $26.094m and operating cash outflows of $5.427m. As at 31 July 2018, the business is in a net current liability position of $2.944m and has net assets of $16.232m.

6

The business continued to experience losses in the 31 July 2018 half year period as a result of reduced revenue from wholesale customers, increased rebates and discounts provided to wholesale customers, and the reduction of sales in retail outlets. The main factor in experiencing these challenging trading conditions was not having adequate inventory in the stores or for wholesale sales due to lack of funding. The business has trade creditors that are trading beyond their original credit terms and has also breached its Bank debt loan covenants during and since the half year period.

In response management has taken steps to raise further capital to fund new inventory that will restock stores and supply wholesale customers and to bring creditors back into term. This capital raising/recapitalisation started before the end of the half year period and is continuing at the time of this report. Management has also engaged in restructuring the businesses operations including reducing costs across distribution channels, renegotiating supplier contracts, resetting customer supply commitments, updating leadership roles including appointing a new CEO for the operating business, and managing the opening of new stores. The impact from the proposed capital raising and the restructure will take time to have a positive impact on the result of the business and cash flows from operations. The Group expects the business will trend to be cash flow positive by October 2019.

Since the end of the 31 July 2018 half year the Group has raised further equity of $10.1m which is planned to support the working capital requirements of the Group which in turn is expected to reduce the cost of finance and provide further working capital for the purchase of inventory and reduction of aged creditors to free up the supply of new season inventory which will assist the Group deliver its forecast.

In addition to raising new capital, the Group has been negotiating a new Bank borrowing facility agreement to replace the facilities as at 31 July 2018. The new facility is expected to be subject to covenants and is likely to be a rolling 12 month facility subject to review at the end of each year.

The Bank facilities as at 31 July 2018 are presented on the Balance Sheet as a current liability due to the facilities having breached covenants. The amount outstanding as at that date amounted to $20m.

The directors have also considered the Loan Agreement from its previous major shareholder Cullen Investments Limited (“Cullen”) and has been advised by Cullen that due to some changes with Cullen’s financial circumstances Cullen is not likely to be a reliable source of funding and as a result the directors have decided to pursue new capital raising activities and not rely on Cullen.

Despite the loss in the current period and the other negative financial conditions as at 31 July 2018, the Directors are confident that the Company will continue as a going concern. However, while the Directors are confident of continuing as a going concern and meeting its debt obligation to its Bank and creditor commitments as they fall due, the going concern is dependent upon the Directors and Company being successful in:

●	Raising further capital of at least NZ$26 million and collecting it between December 2018 and July 2019;

●	Reducing overheads and increasing gross profit margin that leads to a reduction in the current cash outflow being incurred each month to reach a cash flow positive position by October 2019;

●	Renegotiating the current bank facilities of $20 million to a facility that is at least a 12 month facility, reviewed annually, and is subject to amortisation of $1.667 million per quarter commencing July 2019; andMaintaining the creditors within the negotiated terms.

As a result the viability of the Group is dependent on the above matters, and there is a substantial doubt about the Company’s ability to continue as a going concern. However, the Directors’ believe that the Group will be successful in the above matters and, accordingly, have prepared the report on a going concern basis.

(b) Revenue recognition

Revenue is recognised when the amount of the revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and specific criteria relating to the type of revenue as noted below, has been satisfied.

7

Revenue is measured at the fair value of the consideration received or receivable and is presented net of returns, discounts and rebates. The Group assess the expected customer returns and rebates according to the specific information in its possession and its past experience in similar cases.

(c) Sale of goods

Sales of goods through retail stores, e-commerce and wholesale channels are recognised when there has been a transfer of risk and rewards to the customer. Risks and rewards transfer at point of sale for retail stores sales. For wholesale and e-commerce sales, risks and rewards are transferred when goods are delivered to customers, and therefore reflects an estimate of shipments that have not been received at year end based on shipping terms and historical delivery times. The Company also provides a reserve for projected merchandise returns based on prior experience.

Bendon sells gift cards to customers. Bendon recognizes revenue from gift cards when they are redeemed by the customers. In addition, Bendon recognizes revenue on unredeemed gift cards after one year when the gift cards have expired.

Significant Accounting Judgments, Estimates, and Assumptions

Significant accounting judgments, estimates, and assumptions that have been used in the preparation of our financial statements are set out below. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future in determining accounting treatments and quantifying amounts for transactions and balances in certain circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Key estimates — inventory

Each item on inventory is reviewed on an annual basis to determine whether it is being carried at higher than its net realizable value. During the period, management have written down inventory based on best estimate of the net realizable value, although until the time that inventory is sold this is an estimate.

Key estimates — impairment of goodwill

In accordance with IAS 36 Impairment of Assets, Bendon is required to estimate the recoverable amount of goodwill at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate and using a terminal value to incorporate expectations of growth thereafter.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

—	growth in future cash flow forecasts;

—	timing and quantum of future capital expenditure;

—	long-term growth rates; and

—	the selection of discount rates to reflect the risks involved.

Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect Bendon’s impairment evaluation and hence results.

8

Bendon’s review includes the key assumptions related to sensitivity in the cash flow projections. Further details are provided in note 9 to the consolidated financial statements.

Key estimates — fair value of financial instruments

Bendon has certain financial assets and liabilities which are measured at fair value. Where fair value has not been able to be determined based on quoted price, a valuation model has been used. The inputs to these models are observable, where possible, however these techniques involve significant estimates and therefore fair value of the instruments could be affected by changes in these assumptions and inputs.

Key estimates — impairment of brands

In accordance with IAS 36 Impairment of Assets, Bendon is required to estimate the recoverable amount of indefinite-lived brand assets at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by their value in use or fair value less cost to sell.

In calculating the fair value less costs to sell, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

—	growth in brand revenues

—	market royalty rate

—	the selection of discount rates to reflect the risks involved, and

—	long-term growth rates

Changing the assumptions selected by management, in particular the growth rate, discount rate and market royalty rate assumption used, could significantly affect Bendon’s impairment evaluation and hence results.

Bendon’s review includes the key assumptions related to sensitivity in the model. Further details are provided in note 9 to the consolidated financial statements.

Key estimates — taxes

Determining income tax provisions and the recognition of deferred tax assets including carried forward income tax involves judgment on the tax treatment of certain transactions. Deferred tax is recognized on tax losses not yet used and on temporary differences where it is probable that there will be taxable revenue against which these can be offset. Management has made judgments as to the probability of future taxable income being generated against which tax losses will be available for offset based on budgets, current and future expected economic conditions.

Recent Accounting Pronouncements

New Standards Adopted in Current Year

IFRS 9 ‘Financial Instruments: Classification and Measurement’, introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. IFRS 15 is effective for the Company on January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

9

New Accounting Standards and Interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 31 July 2018 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

Title of Standard	Nature of change	Impact	Mandatory application date/Date of adoption by Group
IFRS 16 Leases

The IASB has issued a new standard for leases. This will replace IAS 17.

The main impact on lessees is that almost all leases go on balance sheet. This is because the balance sheet distinction between operating and finance leases is removed for lessees. Instead, under the new standard an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exemptions are short-term and low-value leases.

Management is currently assessing the impact of the new rules and believes the adoption of the provisions of this update will have a material impact on the Company’s consolidated financial statements.

The new standard will require that we record a liability and a related asset on the balance sheet for our leased facilities.

Management have yet to quantify the potential impact of any adjustments.

Management is currently assessing the impact of the new rules and believes the adoption of the provisions of this update will have a material impact on the Company’s consolidated financial statements.

Mandatory for financial years commencing on or after 1 January 2019.

Expected date of adoption by the Group: 1 February 2019.

IFRC 23 Uncertainty over Income Tax Treatments (IFRIC 23)	On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The IFRIC 23 interpretation specifically addresses whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.	The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.	IFRIC 23 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

10

Recent Developments

Subsequent to the end of the financial period, the Company issued 3,116,645 shares at an average price of $2.24 per share to the value of US$6.98 million. These proceeds were used as working capital in the business.

As at the date of this report, Company is in negotiations with its Bankers, the Bank of New Zealand, to reset the loan covenants and extend the Loan to beyond the expiry of its current terms of 30 June 2019.

On 15 August 2018, the Company filed a registration statement on Form F-1 relating to the resale of up to 12,752,951 ordinary shares, no par value, of the Company and up to 1,293,892 ordinary shares issuable upon exercise of outstanding warrants. The securities were issued in connection with one or more private placements and placements that occurred outside the United States. The Company will not receive any proceeds from the sale of the securities under this prospectus. However, the Company could receive up to USD$4,852,095 in gross proceeds if all of the warrants held by three of the Selling Shareholders are exercised for cash.

On 15 November 2018, the Company entered into a Stock Purchase Agreement with the shareholders of FOH Online Corp. (“FOH”), including Cullen Investments Limited (“Cullen”), a significant shareholder of the Company, pursuant to which, on 3 December 2018 the Company purchased all of the issued and outstanding shares of FOH. Under the terms of the Agreement, the Company paid a purchase price of USD$18.2 million, payable as follows: (i) forgiveness by Company of debt owed by FOH and Cullen of approximately NZ$12.791 million and (ii) the issuance of 3,765,087 ordinary shares of the Company to FOH’s shareholders, valued at a price per share of USD$2.20.

Results of Operations

6-month period ended July 31, 2018 compared to 6-month period ended July 31, 2017

The following table sets forth certain selected operating results and other financial information for each of the 6-month periods ended July 31, 2018 and 2017:

	Jul. 31, 2018 NZ$000 6 months	Jul. 31, 2017 NZ$000 6 months	% movement
Revenue	56,750	59,787	-5.1%
Cost of goods sold	(39,072)	(40,207)	2.8%
Gross profit	17,678	19,580	-9.7%
Brand management	(25,399)	(25,873)	1.8%
Administrative expenses	(1,851)	(1,891)	2.1%
Corporate expenses	(7,901)	(7,028)	-12.4%
Finance expense	(2,454)	(5,027)	51.2%
Brand transition, restructure and transaction expenses	(5,157)	(1,112)	-363.8%
Impairment expense	(4,181)	0	-100.0%
Other foreign currency gains/(losses)	3,535	(934)	478.5%
Fair value gain/(loss) on convertible notes derivative	(775)	3,246	-123.9%
Loss before income tax	(26,505)	(19,039)	-39.2%
Income tax benefit/(expense)	411	(174)	336.2%
Loss for the period	(26,094)	(19,213)	-35.8%
Other comprehensive loss
Exchange differences on translation of foreign operations	(420)	757	-155.5%
Total comprehensive loss for the period	(26,514)	(18,456)	43.7%

11

Revenue

6-month period ended July 31, 2018 compared to 6-month period ended July 31, 2017

During the 6-month period ended July 31, 2018 the net sales decreased by $3m or 5.1% when compared with $59.8m in the 6-month period ended January 31, 2017. While sales were up $1m in the New Zealand market and $1.4m in the Australian market when comparing the two 6-month periods, the reduction in revenue in our European market of $4.3m and our US market sales of $1.1m negatively impacted our group trading result overall for the period. Our sales continued to be impacted by the lack of current season stock supply due to significant cashflow restraints.

Gross margins

6-month period ended July 31, 2018 compared to 6-month period ended July 31, 2017

During the 6-month period ended July 31, 2018 and the 6-month period ended July 31, 2017, the gross margins were 31.2% and 32.7%, respectively. The reduction in gross margin was caused by both the increase in promotional activity discounts provided to customers as well as the lack of available current season stock due to cash flow restraints.

Operating expenses

6-month period ended July 31, 2018 compared to 6-month period ended July 31, 2017

	Jul. 31, 2018 NZ$000 6 months	Jul. 31, 2017 NZ$000 6 months	% movement
Brand management	(25,399)	(25,873)	1.8%
Administrative expenses	(1,851)	(1,891)	2.1%
Corporate expenses	(7,901)	(7,028)	-12.4%
Finance expense	(2,454)	(5,027)	51.2%
Brand transition, restructure and transaction expenses	(5,157)	(1,112)	-363.8%
Impairment expense	(4,181)	0	-100.0%
Other foreign currency gains/(losses)	3,535	(934)	478.5%
Fair value gain/(loss) on convertible notes derivative	(775)	3,246	-123.9%

Brand management expenses decreased by $0.5m, or 1.8%, from $25.9m to $25.4m, in the 6-month period to July 31, 2018 compared with the 6-month period to July 31, 2017. We are continuing to implement cost saving initiatives in the business, and this is reflected in the reduction in brand management expenses.

Administrative expenses are consistent period to period with a slight $40k reduction, which we consider immaterial.

Corporate expenses are up $0.9m in the 6-month period to July 31, 2018 compared with the 6-month period to July 31, 2017, as this now includes expenses incurred by the Company and Naked Inc.

Finance expenses decreased by $2.5m, or 51.2% from $5.0m to $2.5m in the 6-month period ended July 31, 2018 as compared with the 6-month period ended July 31, 2017, due to a reduction in interest on external borrowing.

Brand transition, restructure and transaction expenses increased by $4m, or 363.8%, from $1.1m to $5.1m in the 6-month period ended July 31, 2018 as compared with the 6-month period ended July 31, 2017, due to costs incurred in respect of the U.S. listing process.

12

Impairment costs during the 6-month period ended July 31, 2018 totaled $4.2m. This expense predominately relates to the impairment of goodwill relating to the acquisition of Naked.

Taxation

6-month period ended July 31, 2018 compared to 6-month period ended July 31, 2017

The tax credit of $411k in the 6-month period ended July 31, 2018 increased by $585k when compared to the 6-month period ended July 31, 2017. The tax credit position for the 6-month period ended July 31, 2018 is driven by the FOH trading loss for the period. No other tax losses have been recognized during the period as there is uncertainty over whether the deferred tax asset could be utilized

Net loss and comprehensive loss

6-month period ended July 31, 2018 compared to 6-month period ended July 31, 2017

The net loss in the 6-month period ended July 31, 2018 increased by $6.9m, or 35.8%, to ($26.1m) when compared with ($19.2m) in the 6-month period ended July 31, 2017. This increase in net loss was due to both the reduced gross profit and increased expenses. The decrease in gross profit of $1.9m in the 6-month period ended July 31, 2018 when compared with the 6-month period ended July 31, 2017 was due to a drop-in sales, while the increase in expenses for the period of $5.6m, or 14.4%, was due to both the costs incurred as part of our US listing and also the impairment of the Naked brand.

Segmented Reporting

Bendon has seven reportable segments; Australia retail, New Zealand retail, Australia wholesale, New Zealand wholesale, US wholesale, Europe wholesale and E-commerce.

●	Australia retail. This segment covers retail and outlet stores located in Australia.

●	New Zealand retail. This segment covers retail and outlet stores located in New Zealand.

●	Australia wholesale. This segment covers the wholesale of intimates apparel to customers based in Australia.

●	New Zealand wholesale. This segment covers the wholesale of intimates apparel to customers based in New Zealand.

●	US wholesale. This segment covers the wholesale of intimates apparel to customers based in the United States of America.

●	Europe wholesale. This segment covers the wholesale of intimates apparel to customers based in Europe.

●	E-commerce. This segment covers the group’s online retail activities.

The following table provides our segment net sales, gross margin and EBITDA for the 6-month period to July 31, 2018, 6-month period to July 31, 2017, 6-month period to January 31, 2018, and the 6-month period to January 31, 2017.

6-month ending July 31, 2018

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
Revenue	15,571	8,758	4,556	6,757	3,047	3,813	14,248	-	56,750
Gross margin	7,959	4,512	861	1,511	124	806	4,014	(2,109)	17,678
EBITDA	1,103	(1,132)	189	(215)	(1,063)	(360)	(1,361)	(12,597)	(15,436)

13

6-month ending July 31, 2017

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
Revenue	15,072	8,030	4,092	6,497	4,803	8,154	13,139	-	59,787
Gross margin	8,045	3,946	842	203	711	1,846	3,987	-	19,580
EBITDA	1,583	(1,389)	393	(1,794)	(796)	342	(1,420)	(13,204)	(16,285)

New Zealand and Australia Retail

In the 6-month period ended July 31, 2018 New Zealand retail EBITDA was $1.1m compared with $1.6m in the 6-month period to July 31, 2017. Australian retail EBITDA for the 6-month period ended July 31, 2018 was a loss of $1.1m compared to a loss of $1.4m in the 6-month period to July 31, 2017. Both the New Zealand and Australian retail environment continue to be challenging, and this along with a lack of current season stock resulted in both the reduction of EBITDA in our New Zealand stores and the continued trading losses in our Australian stores.

New Zealand retail gross margin reduced by 2.3% between the 6-month period to July 31, 2018 and 6-month period to July 31, 2017, from 53.4% to 51.1%. Australian retail gross margin improved by 2.4%, from 49.1% to 51.5%, due to the re-branding of our 3 drawer No.1 stores to Bendon.

In the 12-month period ended January 31, 2018, New Zealand retail EBITDA was $4.3m compared with $7.7m in the 12-month period to January 31, 2017. Australian Retail EBITDA for the 12-month period ended January 31, 2018 was a loss of $2.5m compared with a profit of $0.3m in the 12-month period to January 31, 2017. A challenging retail environment, seasonal product mix and vendor supply issues were the key reasons for this reduced EBITDA across both the New Zealand and Australian retail markets.

New Zealand Retail Gross margin reduced 5.8% between the 12-month period to January 31, 2018 and 12- month period to January 31, 2017 from 57.7% to 51.9%. Australia Retail Gross margin reduced 8.4% between the 12-month period to January 31, 2018 and 12- month period to January 31, 2017 from 56.5% to 48.1%. The reduction in the gross margin in both markets was caused by increased discounts provided to customers and sub-optimal stock mix because of the stock supply issue.

In the 7-month period ended January 31, 2017, the 12-month period ended June 30 2016, the 12-month period ended June 30 2015, New Zealand retail EBITDA was $4.8m, $9.1m, and $8.9m, respectively, as a result of similar trading conditions and consistent store numbers.

The revenue and EBITDA in the 7-month period to January 31, 2017 showed a consistent trend as compared with the 12-month period ended June 30 2016. In the 12-month period ended June 30 2016, Australia retail recognized increased revenue and reduced EBITDA of $20.7m and $1.9m, respectively, as compared with $18.5m and $2.8m, respectively, in the 12-month period ended June 30 2015. The increase in revenue was due to the introduction of 8 new outlet stores, which due to early trading losses experienced reduced EBITDA.

NZ Wholesale, AU Wholesale, US Wholesale and EU wholesale

In the 6-month period ended July 31, 2018 EBITDA decreased in the NZ wholesale, US wholesale and EU Wholesale markets, and increased in the AU wholesale market when compared with the 6-month period ended July 31, 2017. New Zealand wholesale EBITDA was $0.2m in the 6-months ended July 31, 2018, compared with $0.4m in the 6-months ended July 31, 2017. US wholesale EBITDA was a loss of $1.1m in the 6-months ended July 31, 2018 compared with an EBITDA loss of $0.8m in the 6-months ended July 31, 2017. EU wholesale EBITDA was a loss of $0.4m in the 6-months ended January 31, 2018, compared with a profit of $0.3m in the 6-months ended July 31, 2017. Australian wholesale EBITDA was a loss of $0.2m in the 6-months ended July 31, 2018, compared with an EBITDA loss of $1.8m in the 6-months ended July 31, 2017.

In the 6-month period ended July 31, 2018 and 6-month period ended July 31, 2017 New Zealand wholesale revenue was $4.6m and $4.1m, US wholesale revenue was $3.1m and $4.8m and EU wholesale revenue was $3.8m and $8.1m respectively. A lack of order fulfillment due to vendor supply issues was the primary reason for this reduction in sales across the segments. Australian Wholesale sales increased to $6.8m in the 6-month period ended July 31, 2018 from $6.5m in the 6-month period ended 31 July 2017. This is due to a reduction in markdown discounts given to wholesale partners.

14

E-commerce

For the 6-months ended July 31, 2018 our e-commerce EBITDA was a loss of $1.36m compared with a loss of $1.42m for the 6-months ended July 31, 2017. The loss for this period is due to the continued focus on promotional activity and discounts offered to customers to promote sales. E-commerce Gross margin reduced 2.2% between the 6-month period to July 31, 2018 and 6-month period to July 31, 2017 from 30.3% to 28.2%. For the 12-months ended January 31, 2018 our e-commerce EBITDA was a loss of $0.3m compared with a profit of $4.5m for the 12-months ended January 31, 2017. The loss for this period is due to decrease in margin as a result of the new license fee under the license agreement with FOH and discounts offered to customers. E-commerce Gross margin reduced 11.5% between the 12-month period to January 31, 2018 and 12-month period to January 31, 2017 from 46.4% to 34.9%.

Non-IFRS Financial Measures

Reconciliations

EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment and EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Our management uses EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and depletion and the exclusion of impairment losses in EBITDA eliminates the non-cash impact.

A reconciliation of EBITDA to the consolidated statements of profit or loss and other comprehensive income for each segment follows:

6-month period ended July 31, 2018 compared to 6-month period ended July 31, 2017

	6 months to	6 months to
	31 July 2018	31 July 2017
	NZ $000’s	NZ $000’s
EBITDA	(15,436)	(16,285)
Brand transition, restructure and transaction expenses	(5,157)	(1,112)
Finance expense	(2,454)	(4,776)
Impairment expense	(4,182)	-
Depreciation and amortisation	(1,190)	(1,821)
Fair value (gain)/loss on foreign exchange contracts	2,306	(1,600)
Unrealised foreign exchange gain	383	3,309
Fair value gain/(loss) on Convertible Note derivative	(775)	3,246
Loss before income tax	(26,505)	(19,039)

Financial Condition, Liquidity, and Capital Resources

Liquidity

6-month period ended July 31, 2018 compared to 6-month period ended July 31, 2017

Our cash requirements continue to be utilized to fund the working capital needs of the business.

As of July 31, 2018, and July 31, 2017 Bendon had cash totaling $4.2m and $3.5m respectively.

During the 6-months ended July 31, 2018 and the 6-months ended July 31, 2017, the continued lack of funding contributed heavily to the reduction of the current season stock buy.

Since the end of the 31 July 2018 half year the Group has raised further equity which is planned to support the working capital requirements of the Group which in turn is expected to reduce the cost of finance and provide further working capital for the purchase of inventory and reduction of aged creditors to free up supply of new season inventory which will assist the Group deliver its forecast.

15

As at the date of this report and since the half year ended 31 July 2018 the Group had received NZ$10.1 million of equity and has started to reduce creditors.

The Group is in the process of resetting a new Bank borrowing facility agreement to replace the facilities as at 31 July 2018. The new facility is expected to be subject to covenants and the Company has requested a 3 year term.

Working capital

6-month period ended July 31, 2018 compared to year ended January 31, 2018

	July 31, 2018 NZ$000	January 31, 2018 NZ$000
Current Assets	54,508	70,343
Current Liabilities	(57,452)	(91,095)
Working Capital	(2,944)	(20,752)

Working capital for the 6-months to July 31, 2018 is negative $2.9m, compared with negative $20.7m as at 31 January 2018, a positive reduction of $17.8m. This positive change has been driven by the significant reduction in borrowings over the last 6 months.

Cash flows

6-month period ended July 31, 2018 compared to 6-month period ended July 31, 2017

	6 months ended July 31, 2018 NZ$000	6 months ended July 31, 2017 NZ$000
Net cash outflow from operating activities	(5,427)	(8,436)
Net cash outflow from investing activities	413	(672)
Net cash inflow from financing activities	(1,411)	9,899
Net increase/(decrease) in cash and cash equivalents held	(6,425)	792
Cash and cash equivalents at end of the half year	4,173	3,464

Operating Activities

Net cash outflow from operating activities for the 6-month period to July 31, 2018 and, 6-month period to July 31, 2017 was $5.4m, and $8.4m, respectively. This was due to the net loss for both periods.

Investing Activities

Net cash inflow from investing activities for the 6-month period to July 31, 2018 was $0.4m, and, for the 6-month period to July 31, 2017 was an outflow of $0.7m,. The inflow for the -month period to July 31, 2018 was due to the net cash proceeds from the business combination, while the outflow for the 6-month period to July 31, 2017 was driven by thespend on both intangible assets and capital expenditure on property, plant and equipment for stores.

Financing Activities

Net cash inflow from financing activities for the 6-month period to July 31, 2018 and, 6-month period to July 31, 2017 was negative $1.4m, and positive $9.9m, respectively. During the 6-month period to July 31, 2018 the company raised $17.1m through the issue of shares. These funds were used to repay the bank $18.5m.

16

Indebtedness

Bank overdraft and bank loans

6-months ended July 31, 2018

On 13 June 2018, the Company entered into a Deed of Amendment with BNZ to reduce the facility to NZD$20,000,000 (31 January 2018: NZD$38,489,428). In addition the new facility takes over guarantees and financial instruments totaling NZD$1,345,000.

The term loan facility of NZD$20,000,000 is repayable on 14 June 2019. The current interest rate on this loan is 5.66% (31 January 2018: 5.55%) per annum. There has been a breach of covenant during the period.

Bank of New Zealand has the first ranking charge over all assets of Bendon Limited. Under the terms of the major borrowing facility, the new facility is subject to four undertakings being: Interest cover ratio of three times that is first tested as at 30 April 2019; gross EBITDA ratio measured to 3 months to September 2018 of $0, six months to 30 December 2018 is greater than $3 million; inventory and receivables ratio must be greater than 2 times being first measured as at 30 September 2018; and the actual sales and gross margin must not vary by more than 10% from the budget submitted to the Bank.

As at 30 September 2018, there was a breach in minimum Gross EBITDA ratio. The Bank has advised that they are currently taking the Breach under review.

Shareholder loan

6-months ended July 31, 2018

On 19 June 2018, Bendon Limited issued additional 24,221 Bendon shares to the shareholders as part of an agreement to convert debt to equity. The amount of debt converted on this date amounted to $12,244,208. After this conversion, the shareholder loan is fully converted to equity and the outstanding balance as at 31 July 2018 is $nil (31 January 2018: $10,951,295).

The interest rate on the shareholder loans up to the date of conversion was 30% (31 January 2018: 30%) and was increased at the end of 2014, and was capitalised quarterly. Total interest capitalised during the 6 months to 31 July 2018 is $1,061,588 (6 months to 31 July 2017: $1,291,962).

Convertible loan

6-months ended July 31, 2018

On 19th June 2018, the holders of USD$2.8m (NZ$4.2m) of convertible notes converted to 16,408 Bendon ordinary shares. The holder of US$1.0m (NZ$1.42m) of convertible notes elected for their convertible note to be repaid which is due on 31 January 2019. The amount owing has been classified as a current borrowing and amounted to $1.247million as at 31 July 2018.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the Securities and Exchange Commission, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

17

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of July 31, 2018 under the supervision of our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of July 31, 2018. We believe that our consolidated financial statements contained in this half year report fairly present our financial position, results of operations and cash flows for the periods covered thereby in all material respects.

In designing and evaluating our disclosure controls and procedures, our management, including the Group Chief Executive Officer and the Group Chief Financial Officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluations of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected.

Material Weakness

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally acceptable accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of consolidated financial statements for the 6-months ended July 31, 2018, the matters involving internal controls and procedures that our management considered the following to be material weaknesses:

(1) Lack of a functioning audit committee;

(2) Lack of independent directors on our board of directors that are financial experts, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures;

(3) Lack of skilled resources and lack of expertise with complex GAAP and SEC reporting matters;

(4) Lack of adequate processes, procedures and internal controls over the collation and review of contracts executed by our company; and

(5) No formally implemented system of internal control over financial reporting and no associated written documentation of our internal control policies and procedures we did not maintain an effective process for reviewing financial information and did not have a sufficient number of personnel with an appropriate level of accounting knowledge, experience and training in the application of International Financial Reporting Standards commensurate with management’s financial reporting requirements.

These control deficiencies could result in a material misstatement of the annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that these control deficiencies constitute material weaknesses

Management’s Plan for Remediation of Material Weakness

The introduction of a properly constituted Board with diverse skills and talent will manage the risks across the business. We delayed implementing the appointment of an appropriately qualified personnel on the basis we were preparing to merge with Naked which has on its Board a newly appointed Independent Non Executive Director and we will also provide appropriate support for our CFO. Following completion of the merger, the Company,

●	appointed independent directors,

●	established an independent Audit Committee,

18

●	We plan to retain third party consultants to review our internal controls and recommend improvements.

●	We plan to continue to provide our staff with ongoing professional development to improve the knowledge required for financial reporting requirements.

Our efforts to remediate this material weaknesses may not be effective. If our efforts to remediate these material weaknesses are not successful, the remediated material weaknesses may reoccur, or other material weaknesses could occur in the future.

We cannot guarantee that we will be able to complete these actions successfully. Even if we are able to complete these planned remediation activities successfully, there is no assurance that these measures will address our material weaknesses effectively. In addition, it is possible that we will discover additional material weaknesses in our internal control over financial reporting in fiscal 2019 as we implement Sarbanes-Oxley 404 for the first time or for circumstances identified otherwise.

For our fiscal year ending January 31, 2019, our annual report on Form 20-F will include a report of management’s assessment regarding internal control over financial reporting. As part of our assessment, we will conduct testing and an evaluation of the controls to be implemented as part of this remediation plan to ascertain whether they operate effectively. The effectiveness of these additional remediation efforts will not be known until our management conducts such testing and evaluation.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

There were no changes in our internal control over financial reporting during the 6-months ended July 31, 2018 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

19

Naked Brand Group Limited

ACN: 619 054 938

Interim Financial Report

(Expressed in New Zealand Dollars)

For the Half Year Ended 31 July 2018

20

Naked Brand Group Limited

Contents

For the Half Year Ended 31 July 2018

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the financial statements for the year ended 31 January 2018 and any public announcements made by Naked Brand Group Limited (previously Bendon Limited) during the interim reporting period in accordance with the continuous disclosure requirements applicable to the entity.

Naked Brand Group Limited is a company limited by shares, incorporated and domiciled in Australia. It’s registered office and principal of business is at Building 7C, Huntley Street, Alexandria NSW 2015, Australia. Its shares are listed on the Nasdaq.

21

Naked Brand Group Limited

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the Half Year Ended 31 July 2018

	Note	6 months to 31 July 2018 NZ $000’s	6 months to 31 July 2017 NZ $000’s
Continuing operations

Revenue	6	56,750	59,787
Cost of sale of goods		(39,072)	(40,207)

Gross profit		17,678	19,580
Brand management		(25,399)	(25,873)
Administrative expenses		(1,851)	(1,891)
Corporate expenses		(7,901)	(7,028)
Finance expense	6	(2,454)	(5,027)
Brand transition, restructure and transaction expenses	6	(5,157)	(1,112)
Impairment expense	6	(4,181)	-
Other foreign currency gains/(losses)	6	3,535	(934)
Fair value gain/(loss) on Convertible Notes derivative		(775)	3,246
Loss before income tax		(26,505)	(19,039)
Income tax (expense)/benefit		411	(174)
Loss for the period		(26,094)	(19,213)

Other comprehensive income

Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(420)	757

Other comprehensive income/(loss) for the period, net of tax		(420)	757

Total comprehensive income/(loss) for the period		(26,515)	(18,456)
Total comprehensive income/(loss) attributable to:
Owners of Naked Brand Group Limited		(26,515)	(18,456)

	Note	6 months to 31 July 2018 NZ $000’s	6 months to 31 July 2017* NZ $000’s
Earnings per share from loss from continuing operations attributable to the ordinary equity holders of Naked Brand Group Limited
Basic loss per share (NZ$)	16	(1.28)	(0.89)
Diluted loss per share (NZ$)	16	(1.28)	(0.89)

* As a result of the stock consolidation on 19 June 2018 the calculation of basic and diluted earnings per share for 2017 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares. See note 16 for further information.

The above condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

22

Naked Brand Group Limited

Condensed Consolidated Balance Sheet

As at 31 July 2018

	Note	31 July 2018 NZ $000’s	31 January 2018 NZ $000’s
ASSETS
CURRENT ASSETS
Cash and cash equivalents		4,173	10,739
Trade and other receivables		10,083	13,165
Inventories		24,030	31,113
Foreign currency derivative financial instruments		220	-
Related party receivables	18	16,002	15,326
TOTAL CURRENT ASSETS		54,508	70,343
NON-CURRENT ASSETS
Property, plant and equipment	8	4,054	4,741
Intangible assets	9	17,287	13,012
TOTAL NON-CURRENT ASSETS		21,341	17,753
TOTAL ASSETS		75,849	88,096

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	11	34,734	32,516
Borrowings	12	21,167	52,121
Foreign currency derivative financial instruments	10	-	2,087
Derivative on Convertible Notes		-	1,110
Current tax liabilities		158	786
Related party payables	18	-	1,369
Provisions	13	1,393	1,106
TOTAL CURRENT LIABILITIES		57,452	91,095
NON-CURRENT LIABILITIES
Provisions	13	2,165	2,711
TOTAL NON-CURRENT LIABILITIES		2,165	2,711
TOTAL LIABILITIES		59,617	93,806
NET ASSETS/(LIABILITIES)		16,232	(5,710)

EQUITY
Share capital	14	117,183	68,727
Other reserves		(2,426)	(2,006)
Accumulated losses		(98,525)	(72,431)
TOTAL EQUITY		16,232	(5,710)

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

23

Naked Brand Group Limited

Condensed Consolidated Statement of Changes in Equity

For the Half Year Ended 31 July 2018

	Share Capital NZ$000’s	Accumulated Losses NZ$000’s	Foreign Currency Translation Reserve NZ$000’s	Total NZ$000’s

Balance at 1 February 2017	27,948	(34,838)	(2,154)	(9,044)
Loss for the half year	-	(19,213)	-	(19,213)
Other comprehensive income for the half year	-	-	757	757
Transactions with owners in their capacity as owners
Issuance new shares	12,719	-	-	12,719
Balance at 31 July 2017	40,667	(54,051)	(1,397)	(14,781)

Balance at 1 February 2018	68,727	(72,431)	(2,006)	(5,710)
Loss for the half year	-	(26,094)	-	(26,094)
Other comprehensive income for the half year	-	-	(420)	(420)
Transactions with owners in their capacity as owners

Issuance new shares	30,101	-	-	30,101
Issuance new shares from business combination	14,196	-	-	14,196
Conversion of convertible notes	4,159	-	-	4,159
Balance at 31 July 2018	117,183	(98,525)	(2,426)	16,232

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

24

Naked Brand Group Limited

Condensed Consolidated Statement of Cash Flows

For the Half Year Ended 31 July 2018

	Note	6 months to 31 July 2018 NZ $000’s	6 months to 31 July 2017 NZ $000’s
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers		65,131	72,931
Payments to suppliers and employees		(69,998)	(81,146)
Proceeds from/(payments for) settlement of financial assets at fair value through profit or loss		655	-
Income taxes paid		(216)	222
Interest paid		(999)	(442)
Net cash outflow from operating activities		(5,427)	(8,436)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for intangible asset		(31)	(16)
Payments for property, plant and equipment		(148)	(656)
Proceeds from business combination, net of cash acquired		592	-
Net cash (outflow) from investing activities		413	(672)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of shares		17,165	12,719
Proceeds from borrowings - Convertible notes issue		-	1,064
Repayment of borrowings - Bank		(18,489)	(3,837)
Debt issuance costs		(87)	(47)
Net cash inflow from financing activities		(1,411)	9,899

Net increase/(decrease) in cash and cash equivalents held		(6,425)	792
Cash and cash equivalents at beginning of year		10,739	2,644
Effects of exchange rate changes on cash and cash equivalents		(141)	28
Cash and cash equivalents at end of the half year		4,173	3,464

The above condensed consolidated statement of cashflows should be read in conjunction with the accompanying notes.

25

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

1	Significant changes in the current reporting period

The business continued to experience losses in the 31 July 2018 half year period as a result of reduced revenue from wholesale customers, increased rebates and discounts provided to wholesale customers, and the reduction of sales in retail outlets. The main factor in experiencing these challenging trading conditions was not having adequate inventory in the stores or for wholesale sales due to lack of funding. The business has trade creditors that are trading beyond their original credit terms and has also breached its Bank debt loan covenants which has led to the Company and the Bank commencing negotiations to reset and extend the current loan terms.

Since the end of the interim reporting period, the business has commenced a process to raise further capital to strengthen the balance sheet, reduce the bank debt, and invest in working capital. Also, the business entered into a Stock Purchase Agreement with the shareholder of FOH Online Corp to acquire the business.

For a detailed discussion about the Group’s performance and financial position, please refer to our Management Discussion and Analysis.

2	Description of the business

Naked Brand Group Limited (“the Company”) is a designer, distributor, wholesaler and retailer of women’s and men’s intimates apparel globally. The Company sells its merchandise through retail and outlet stores in New Zealand and Australia, wholesale operations in New Zealand, Australia, the United States and Europe, and through online channels. The Company operates both licenced and owned brands, including the following:

Licenced brands:
Heidi Klum
Fredericks of Hollywood

Owned brands:
Pleasure State
Davenport
Lovable
Bendon
Fayreform
Naked
VaVoom
Evollove
Hickory

The amounts in the financial statements have been rounded to the nearest thousand dollars.

3	Basis of Preparation of half - year report

The Company has presented its condensed interim consolidated financial report for the half year-ended 31 July 2018 in accordance with IAS 34 Interim Financial Reporting.

The Company which was previously Bendon Limited completed a merger with Naked Brand Group Inc. on 19 June 2018 which for accounts purpose was treated as an acquisition such that Bendon Limited is deemed the accounting acquirer of the consolidated group. The financial statements therefore represent a continuation of the Bendon Limited financial statements. The consolidated financial report represents a full half year of Bendon Limited’s financial results plus Naked Brand Group Inc. from the date of acquisition being 19 June 2018 to 31 July 2018. The comparative period represents Bendon Limited and its controlled entities only.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly this report should be read in conjunction with the last annual report for the year ended 31 January 2018 and any public announcement made by the Company during the interim reporting period.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

These interim financial statements is unaudited. In the opinion of management, these interim financial statements include all the adjustments necessary in order to make these interim financial statements not misleading.

26

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

3	Basis of Preparation of half - year report

Historical cost convention

The financial statements are based on historical costs, except for the measurement at fair value of selected financial assets and financial liabilities.

(a)	Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

For the half year ended 31 July 2018 the Group experienced a loss after income tax from continuing operations of NZ$26.094 million and operating cash outflows of NZ$5.427 million. As at 31 July 2018, the business is in a net current liability position of NZ$2.944 million and has net assets of $16.232 million.

The business continued to experience losses in the 31 July 2018 half year period as a result of reduced revenue from wholesale customers, increased rebates and discounts provided to wholesale customers, and the reduction of sales in retail outlets. The main factor in experiencing these challenging trading conditions was not having adequate inventory in the stores or for wholesale sales due to lack of funding. The business has trade creditors that are trading beyond their original credit terms and has also breached its Bank debt loan covenants during and since the half year period.

In response management has taken steps to raise further capital to fund new inventory that will restock stores and supply wholesale customers and to bring creditors back into term. This capital raising/recapitalisation started before the end of the half year period and is continuing at the time of this report. Management has also engaged in restructuring the businesses operations including reducing costs across distribution channels, renegotiating supplier contracts, resetting customer supply commitments, updating leadership roles including appointing a new CEO, and managing the opening of new stores. The impact from the proposed capital raising and the restructure will take time to have a positive impact on the result of the business and cash flows from operations. The Group expects the business will trend to be cash flow positive by October 2019.

Since the end of the 31 July 2018 half year the Group has raised further equity of $10.1million which is planned to support the working capital requirements of the Group which in turn is expected to reduce the cost of finance and provide further working capital for the purchase of inventory and reduction of aged creditors to free up the supply of new season inventory which will assist the Group deliver its forecast.

In addition to raising new capital, the Group has been negotiating a new Bank borrowing facility agreement to replace the facilities as at 31 July 2018. The new facility is expected to be subject to covenants and is likely to be a rolling 12 month facility subject to review at the end of each year.

The Bank facilities as at 31 July 2018 are presented on the Balance Sheet as a current liability due to the facilities having breached covenants . The amount outstanding as at that date amounted to NZ$20 million.

The directors have also considered the Loan Agreement from its previous major shareholder Cullen Investments Limited (“Cullen”) and has determined that due to some changes with Cullen’s financial circumstances Cullen is not likely to be a reliable source of funding and as a result the directors have decided to pursue new capital raising activities and not rely on Cullen.

27

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

3	Basis of Preparation of half - year report

	(a)	Going concern

Despite the loss in the current period and the other negative financial conditions as at 31 July 2018, the Directors are confident that the Company will continue as a going concern. However, while the Directors are confident of continuing as a going concern and meeting its debt obligation to its Bank and creditor commitments as they fall due the going concern is dependant upon the Directors and Company being successful in:

●Raising further capital of at least NZ$26 million and collecting it between December 2018 and July 2019;

●Reducing overheads and increasing gross profit margin that leads to a reduction in the current cash outflow being incurred each month to reach a cash flow positive position by October 2019;

●Renegotiating the current bank facilities of $20 million to a facility that is at least a 12 month facility, reviewed annually, and is subject to amortisation of $1.667 million per quarter commencing July 2019; and

● Maintaining the creditors within the negotiated terms.

As a result the viability of the Group is dependant on the above matters, and there is a substantial doubt about the Company’s ability to continue as a going concern. However, the Directors’ believe that the Group will be successful in the above matters and, accordingly, have prepared the report on a going concern basis.

(b)	Basis for consolidation

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

When the group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

28

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

3	Basis of Preparation of half - year report

(c)	Business combinations

Business combinations are accounted for by applying the acquisition method which requires an acquiring entity to be identified in all cases. The acquisition date under this method is the date that the acquiring entity obtains control over the acquired entity.

The fair value of identifiable assets and liabilities acquired are recognised in the consolidated financial statements at the acquisition date.

Goodwill or a gain on bargain purchase may arise on the acquisition date, this is calculated by comparing the consideration transferred and the amount of non-controlling interest in the acquiree with the fair value of the net identifiable assets acquired. Where consideration is greater than the net assets acquired, the excess is recorded as goodwill. Where the net assets acquired are greater than the consideration, the measurement basis of the net assets are reassessed and then a gain from bargain purchase recognised in profit or loss.

All acquisition-related costs are recognised as expenses in the periods in which the costs are incurred except for costs to issue debt or equity securities.

Any contingent consideration which forms part of the combination is recognised at fair value at the acquisition date. If the contingent consideration is classified as equity then it is not remeasured and the settlement is accounted for within equity. Otherwise subsequent changes in the value of the contingent consideration liability are measured through profit or loss.

(d)	Income Tax

The tax expense/(benefit) recognised in the consolidated statements of profit or loss and other comprehensive income comprises of current income tax expense plus deferred tax expense/(benefit).

Current tax is the amount of income taxes payable/(recoverable) in respect of the taxable profit/(loss) for the period and is measured at the amount expected to be paid to/(recovered from) the taxation authorities, using the tax rates and laws that have been enacted or substantively enacted by each jurisdiction by the end of the reporting period. Current tax liabilities/(assets) are measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

Deferred tax is provided on temporary differences which are determined by comparing the carrying amounts of tax bases of assets and liabilities to the carrying amounts in the consolidated financial statements.

Deferred tax is not provided for the following:

●	The initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit/(tax loss).
●	Taxable temporary differences arising on the initial recognition of goodwill.
●	Temporary differences related to investment in subsidiaries, associates and jointly controlled entities to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by each jurisdiction by the end of the reporting period.

Deferred tax assets are recognised for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and losses can be utilised.

Current and deferred tax is recognised as income or an expense and included in profit or loss for the period except where the tax arises from a transaction which is recognised in other comprehensive income or equity, in which case the tax is recognised in other comprehensive income or equity respectively.

29

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

3	Basis of Preparation of half - year report

(d)	Income Tax

In determining the amount of current and deferred income tax, the Company takes into account the impact of uncertain income tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the income tax expense in the period that such a determination is made.

(e)	Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that are transferred to entities in the Group, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all of the risks and benefits remain with the lessor, are charged as expenses on a straight-line basis over the life of the lease term.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

(f)	Revenue and other income

Revenue is recognised when the amount of the revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and specific criteria relating to the type of revenue as noted below, has been satisfied.

Revenue is measured at the fair value of the consideration received or receivable and is presented net of returns, discounts and rebates. The Group assess the expected customer returns and rebates according to the specific information in its possession and its past experience in similar cases.

Sale of goods

Sales of goods through retail stores, e-commerce and wholesale channels are recognised when there has been a transfer of risk and rewards to the customer. Risks and rewards transfer at point of sale for retail stores sales. For wholesale and e-commerce sales, risks and rewards are transferred when goods are delivered to customers, and therefore reflects an estimate of shipments that have not been received at year end based on shipping terms and historical delivery times. The Company also provides a reserve for projected merchandise returns based on prior experience.

The Company sells gift cards to customers. The Company recognises revenue from gift cards when they are redeemed by the customers. In addition, the Company recognises revenue on unredeemed gift cards after one year when the gift cards have expired.

30

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

3	Basis of Preparation of half - year report

(f)	Revenue and other income

(i) Sale of goods - wholesale

The Group sells a range of lingerie products in the wholesale market. Sales are recognised when control of the products has transferred, being when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the group has objective evidence that all criteria for acceptance have been satisfied.

The contracts with wholesalers have no specific terms on volume and price, and are not modified during the terms. Revenue from these sales is recognised based on the price specified in the contract, net of the estimated volume discounts. The estimates of discount is based on the trading terms in the contracts, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability (included in trade and other payables) is recognised for expected volume payable to customers in relation to sales made until the end of the reporting period. The Group’s obligation to provide a refund for faulty products under the standard trading terms is recognised as a provision.

(ii) Sale of goods - retail/e-commerce

The group operates a chain of retail stores and e-commerce websites selling lingerie products. Revenue from the sale of goods is recognised when a group entity sells a product to the customer.

Payment of the transaction price is due immediately when the customer purchases the product. It is the group’s policy to sell its products to the end customer with a right of return within 30 days. Therefore, a refund liability (included in trade and other payables) and a right to the returned goods (included in inventory) are recognised for the products expected to be returned. Accumulated experience is used to estimate such returns at the time of sale at a portfolio level (expected value method). Because the number of products returned has been steady for years, it is highly probable that a significant reversal in the cumulative revenue recognised will not occur. The validity of this assumption and the estimated amount of returns are reassessed at each reporting date.

Interest revenue

Interest is recognised using the effective interest method.

Dividend revenue

Dividends are recognised when the entity’s right to receive payment is established.

Rendering of services

Revenue from service transactions are recognised as services are performed.

Other income

Other income is recognised on an accruals basis when the Group is entitled to it.

(g)	Brand management, administrative and corporate expenses

Corporate expenses includes head office costs such as human resources, finance team and rental costs. Administrative expenses includes depreciation and amortisation, as well as professional accounting fees. Brand management expenses includes other costs incurred in selling products, including advertising, design and retail store occupancy and payroll.

31

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

3	Basis of Preparation of half - year report

	(h)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowing pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

	(i)	Inventories

Inventories are measured at the lower of cost and net realisable value. Cost of inventory is determined using the weighted average costs basis and is net of any rebates and discounts received. Net realisable value represents the estimated selling price for inventories less costs necessary to make the sale. Net realisable value is estimated using the most reliable evidence available at the reporting date and inventory is written down through an obsolescence provision if necessary.

	(j)	Property, plant and equipment

Plant and equipment

Plant and equipment are measured using the cost model.

Under the cost model the asset is carried at its cost less any accumulated depreciation and any impairment losses. Costs include purchase price and other directly attributable costs associated with locating the asset to the installation site, where applicable.

Depreciation

Property, plant and equipment, is depreciated on a straight-line basis over the assets useful life to the Group, commencing when the asset is ready for use.

The estimated useful lives used for each class of depreciable asset are shown below:

Fixed asset class	Useful life

Leasehold improvements	1 - 10 years
Plant, furniture, fittings and motor vehicles	3 - 7 years

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in accounting estimate.

32

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

3	Basis of Preparation of half - year report

(k)	Financial instruments

Financial instruments are recognised initially using trade date accounting, i.e. on the date that the Group becomes party to the contractual provisions of the instrument.

On initial recognition, all financial instruments are measured at fair value plus transaction costs (except for instruments measured at fair value through profit or loss where transaction costs are expensed as incurred).

Financial Assets

(i) Classification

From 1 February 2018, the group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
●	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The group reclassifies debt investments when and only when its business model for managing those assets changes.

(ii) Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

(iii) Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its debt instruments:

●	Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

●	FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

●	FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains/(losses) in the period in which it arises.

33

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

3	Basis of Preparation of half - year report

(k)	Financial instruments

Equity instruments

The group subsequently measures all equity investments at fair value. Where the group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

(iv) Impairment

From 1 February 2018, the group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

(v) Subsequent measurement

If there is objective evidence that an impairment loss on financial assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the financial assets original effective interest rate.

Subsequent recoveries of amounts previously written off are credited against other expenses in profit or loss.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ or other financial liabilities depending on the purpose for which the liability was acquired. Although the Group uses derivative financial instruments in economic hedges of currency and interest rate risk, it does not hedge account for these transactions.

The Group’s financial liabilities include borrowings, trade and other payables (including finance lease liabilities), which are measured at amortised cost using the effective interest rate method.

All of the Group’s derivative financial instruments that are not designated as hedging instruments are accounted for at fair value through profit or loss.

(l)	Impairment of non-financial assets

At the end of each reporting period the Group determines whether there is an evidence of an impairment indicator for non-financial assets.

Where an indicator exists and regardless for goodwill, indefinite life intangible assets and intangible assets not yet available for use, the recoverable amount of the asset is estimated.

Where assets do not operate independently of other assets, the recoverable amount of the relevant cash-generating unit (CGU) is estimated.

The recoverable amount of an asset or CGU is the higher of the fair value less costs of disposal and the value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.

Where the recoverable amount is less than the carrying amount, an impairment loss is recognised in profit or loss.

Reversal indicators are considered in subsequent periods for all assets which have suffered an impairment loss, except for goodwill.

34

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

3	Basis of Preparation of half - year report

(m)	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(n)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

(o)	Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(p)	Intangibles

Goodwill

Goodwill is carried at cost less accumulated impairment losses. Goodwill is calculated as the excess of the sum of:

i)	the consideration transferred;
ii)	any non-controlling interest; and
iii)	the acquisition date fair value of any previously held equity interest;

over the acquisition date fair value of net identifiable assets acquired in a business combination.

The value of goodwill recognised on acquisition of each subsidiary in which the Group holds less than a 100% interest will depend on the method adopted in measuring the aforementioned non-controlling interest. The Group can elect to measure the non-controlling interest in the acquiree either at fair value (‘full goodwill method’) or at the non-controlling interest’s proportionate share of the subsidiary’s identifiable net assets (‘proportionate interest method’). The Group determines which method to adopt for each acquisition.

Patents and licences

Separately acquired patents and licences are shown at historical cost. Licenses and customer contracts acquired in a business combination are recognised at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortisation and impairment losses. Licence fees have an estimated useful life of 5 years.

Software

Software has a finite life and is carried at cost less any accumulated amortisation and impairment losses. It has an estimated useful life of between one and three years.

Brands

Brand assets relate to brands owned by the Group that have arisen on historical acquisitions. These assets were initially measured at fair value.

Brands are considered to have an indefinite life and are therefore not amortised. They are considered to have indefinite lives because there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the entity. The brands have been in existence for many years, are well established and show no signs of deteriorating. They are assessed for impairment annually or more frequently if impairment indicators exist.

35

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

3	Basis of Preparation of half - year report

(p)	Intangibles

Amortisation

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and brands, from the date that they are available for use.

Amortisation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Goodwill and indefinite life brands are not amortised but are tested for impairment annually or more frequently if impairment indicators exist. Goodwill is allocated to the Group’s cash generating units or groups of cash generating units, which represent the lowest level at which goodwill is monitored but where such level is not larger than an operating segment. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

(q)	Employee benefits

(i)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(ii)	Other long-term employee benefit obligations

The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

(ii)	Other long-term employee benefit obligations

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(r)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the obligation at the end of the reporting period. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the unwinding of the discount is taken to finance costs in the consolidated statements of profit or loss and other comprehensive income.

Provisions recognised represent the best estimate of the amounts required to settle the obligation at the end of the reporting period.

36

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

3	Basis of Preparation of half - year report

(r)	Provisions

(i)	Lease incentive provision

Lease contributions include payment for improvements initially funded by the landlord. The improvement asset is capitalised and a provision for the amount of landlord contribution is recognised. The provision is released on a monthly basis over the term of the lease of the property.

(ii)	Onerous contract provision

The Group provides for future losses on long-term contracts where it is considered probable that the contract costs are likely to exceed revenues in future years. A provision is required for the present value of future losses. Estimating these future losses involves a number of assumptions about the achievement of contract performance targets and the likely levels of future cost escalation over time.

(iii)	Make good provision

The Group is required to restore the lease premises of various retail stores to their original condition at the end of the respective lease terms. Provisions for make good obligations are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. A provision is recognised for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalised as part of the cost of leasehold improvements and are amortised over the lease term.

(s)	Earnings/(loss) per share

(i)	Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing:

●	the profit/(loss) attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares
●	by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings/(loss) per share

Diluted earnings/(loss) per share adjusts the figures used in the determination of basic earnings per share to take into account:

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

For periods in which the Company has reported net losses, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common stockholders, since their impact would be anti-dilutive to the calculation of net loss per share.

(t)	Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

37

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

3	Basis of Preparation of half - year report

	(t)	Borrowings

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

	(u)	Convertible Notes

On issuance of the convertible notes, an assessment is made to determine whether the convertible notes contain an equity instrument or whether the whole instrument should be classified as a financial liability.

When it is determined that the whole instrument is a financial liability and no equity instrument is identified (for example for foreign-currency-denominated convertibles notes), the conversion option is separated from the host debt and classified as a derivative liability. The carrying value of the host contract (a contract denominated in a foreign currency) at initial recognition is determined as the difference between the consideration received and the fair value of the embedded derivative. The host contract is subsequently measured at amortised cost using the effective interest rate method. The embedded derivative is subsequently measured at fair value at the end of each reporting period through the profit and loss. The convertible note and the derivative are presented as a single number on the balance sheet within interest-bearing loans and borrowings.

When it is determined that the instrument contains an equity component based on the terms of the contract, on issuance of the convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond. This amount is classified as a financial liability measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in equity. Transaction costs are deducted from equity, net of associated income tax. The carrying amount of the conversion option is not re-measured in subsequent years.

	(v)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

	(w)	Foreign currency transactions and balances

Each of the entities within the Group prepare their financial statements based on the currency of the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in New Zealand dollars which is the parent entity’s functional and presentation currency.

Transaction and balances

Foreign currency transactions are recorded at the spot rate on the date of the transaction.

At the end of the reporting period:

●	Foreign currency monetary items are translated using the closing foreign currency rate;
●	Non-monetary items that are measured at historical cost are translated using the exchange rate at the date of the transaction; and
●	Non-monetary items that are measured at fair value are translated using the rate at the date when fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition or in prior reporting periods are recognised through profit or loss, except where they relate to an item of other comprehensive income or whether they are deferred in equity as qualifying hedges.

38

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

3	Basis of Preparation of half - year report

(w)	Foreign currency transactions and balances

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

●	assets and liabilities are translated at period-end exchange rates prevailing at that reporting date;
●	income and expenses are translated at average exchange rates for the period where the average rate approximates the rate at the date of the transaction; and
●	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the consolidated balance sheets. These differences are recognised in the consolidated statements of profit or loss and other comprehensive income in the period in which the operation is disposed.

(x)	New and amended accounting standards adopted by the Group

A number of new or amended accounting standards become applicable for the current reporting period and the Group had to change it accounting policies as a result of adopting the following accounting standards.

- IFRS 9 Financial Instruments
- IFRS 15 Revenue from contract with customers

There were no material impacts on adoption of IFRS 9 and IFRS 15. The other accounting standards did not have any impact on the Group’s accounting policies and did not require retrospective adjustments.

39

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

3	Basis of Preparation of half - year report

(y)	New Accounting Standards and Interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 31 July 2018 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

Title of Standard	Nature of change	Impact	Mandatory application date/Date of adoption by Group
IFRS 16 Leases	In February 2016 the IASB issued a new standard for leases. This AASB 16 replaces IAS 17.

The main impact on lessees is that almost all leases go on balance sheet. This is because the balance sheet distinction between operating and finance leases is removed for lessees. Instead, under the new standard an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exemptions are short-term and low-value leases.	This standard will affect the accounting for the Group’s operating leases. As at the reporting date, the Group has non-cancellable operating lease commitments of $29.9m. However, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows.	Management is currently assessing the impact of the new rules and believes the adoption of the provisions of this update will have a material impact on the Company’s consolidated financial statements.

Mandatory for financial years commencing on or after 1 January
2019.

Expected date of adoption by the Group: 1 February
2019.
IFRC 23 Uncertainty over Income Tax Treatments (IFRIC 23)	On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The IFRIC 23 interpretation specifically addresses whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and
	circumstances.	The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.	IFRIC 23 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

40

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

3	Basis of Preparation of half - year report

(z)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The executive directors are the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

4	Changes in accounting policies

This note explains the impact of the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on the group’s financial statements and also discloses the new accounting policies that have been applied from 1 February 2018, where they are different to those applied in prior periods.

(a)	Impact on the financial statements

There were no impacts on the Group’s accounting policies on adoption of IFRS 9 and IFRS 15, and no retrospective adjustments required either.

(b)	IFRS 9 Financial Instruments – Accounting policies applied from 1 February 2018

Impairment

For trade receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

(c)	IFRS 15 Revenue from Contracts with Customers – Accounting policies

(i) Sale of goods - wholesale

The Group sells a range of lingerie products in the wholesale market. Sales are recognised when control of the products has transferred, being when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the group has objective evidence that all criteria for acceptance have been satisfied.

The contracts with wholesalers have no specific terms on volume and price, and are not modified during the terms. Revenue from these sales is recognised based on the price specified in the contract, net of the estimated volume discounts. The estimates of discount is based on the trading terms in the contracts, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability (included in trade and other payables) is recognised for expected volume payable to customers in relation to sales made until the end of the reporting period. The Group’s obligation to provide a refund for faulty products under the standard trading terms is recognised as a provision.

(ii) Sale of goods - retail/e-commerce

The group operates a chain of retail stores and e-commerce websites selling lingerie products. Revenue from the sale of goods is recognised when a group entity sells a product to the customer.

Payment of the transaction price is due immediately when the customer purchases the product. It is the group’s policy to sell its products to the end customer with a right of return within 30 days. Therefore, a refund liability (included in trade and other payables) and a right to the returned goods (included in inventory) are recognised for the products expected to be returned. Accumulated experience is used to estimate such returns at the time of sale at a portfolio level (expected value method). Because the number of products returned has been steady for years, it is highly probable that a significant reversal in the cumulative revenue recognised will not occur. The validity of this assumption and the estimated amount of returns are reassessed at each reporting date.

41

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

5	Critical Accounting Estimates and Judgments

The directors make estimates and judgements during the preparation of these financial statements regarding assumptions about current and future events affecting transactions and balances.

These estimates and judgements are based on the best information available at the time of preparing the financial statements, however as additional information is known then the actual results may differ from the estimates.

The significant estimates and judgements made have been described below.

Key estimates - inventory

Each item on inventory is reviewed on an annual basis to determine whether it is being carried at higher than its net realisable value. During the period, management have written down inventory based on best estimate of the net realisable value, although until the time that inventory is sold this is an estimate.

Key estimates - fair value of financial instruments

The Group has certain financial assets and liabilities which are measured at fair value. Where fair value has not been able to be determined based on quoted price, a valuation model has been used. The inputs to these models are observable, where possible, however these techniques involve significant estimates and therefore fair value of the instruments could be affected by changes in these assumptions and inputs.

Key estimates - impairment of brands

In accordance with IAS 36 Impairment of Assets, the Group is required to estimate the recoverable amount of indefinite-lived brand assets at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by their value in use or fair value less cost to sell.

In calculating the fair value less costs to sell, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

-	growth in brand revenues
-	market royalty rate
-	the selection of discount rates to reflect the risks involved, and
-	long-term growth rates

Changing the assumptions selected by management, in particular the growth rate, discount rate and market royalty rate assumption used, could significantly affect the Group’s impairment evaluation and hence results.

The Group’s review includes the key assumptions related to sensitivity in the model. Further details are provided in note 12 to the consolidated financial statements.

42

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

5	Critical Accounting Estimates and Judgments

Key estimates - impairment of goodwill

In accordance with IAS 36 Impairment of Assets, the Group is required to estimate the recoverable amount of goodwill at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate and using a terminal value to incorporate expectations of growth thereafter.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

-	growth in EBITDA future cash flows;
-	timing and quantum of future capital expenditure;
-	long-term growth rates; and
-	the selection of discount rates to reflect the risks involved.

Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and hence results.

The Group’s review includes the key assumptions related to sensitivity in the cash flow projections. Further details are provided in note 8 to the consolidated financial statements.

Key judgments - taxes

Deferred tax assets

Determining income tax provisions and the recognition of deferred tax assets including carried forward income tax involves judgment on the tax treatment of certain transactions. Deferred tax is recognised on tax losses not yet used and on temporary differences where it is probable that there will be taxable revenue against which these can be offset. Management has made judgments as to the probability of future taxable income being generated against which tax losses will be available for offset based on budgets, current and future expected economic conditions.

43

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

6	Profit and loss information

(a)	Revenue from continuing operations

	6 months to 31 July 2018 NZ $000’s	6 months to 31 July 2017 NZ $000’s

Gross revenue	61,282	68,445
Rebates	(4,532)	(8,658)
	56,750	59,787

Sale of goods
-Retail	24,425	23,427
-Wholesale	18,077	23,119
-Online	14,248	13,139
	56,750	59,685

Other income	-	102
	56,750	59,787

(b)	Significant items

The loss for the half year was derived after charging / (crediting) the following items that are unusual and of significance because of their size, nature and incidence:

Finance Costs
- Interest expense on external borrowings	(1,353)	(1,879)
- Interest expense on shareholder loans	(1,062)	(1,292)
- Interest expense on convertible notes	186	(1,605)
- Amortisation of loan set up costs	(225)	(251)
	(2,454)	(5,027)

Other gains/(losses)
- Fair value gain on foreign exchange contracts	2,306	1,600
- Net foreign exchange gains/(losses)	1,228	(2,534)
- Impairment of goodwill	(3,399)	-
- Impairment of brand	(696)	-
- Impairment of software	(64)	-
	(625)	(934)

Brand transition, restructure and transaction expenses
- Brand transition expenses	(199)	-
- Onerous contracts	-	265
- Restructure expenses	(526)	(43)
- Transaction expenses	(4,432)	(1,334)
	(5,157)	(1,112)

The onerous contracts expense reversal relates to a reversal of the provision raised in the prior year. Transaction expenses relate to acquisition related costs from business combination (note 15).

(c)	Income tax

Income tax expense/(benefits) is recognised based on the parent company’s effective annual income tax rate expected for the full financial year. The annual tax rate used for the half year to 31 July 2018 is 30% (6 month to 31 July 2017: 28%). The Group has assessed future forecast profits and concluded that not enough criteria have been satisfied to recognise any deferred tax assets at the period ended 31 July 2018. Unused tax losses do not have an expiry date.

44

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

7	Operating Segment

Segment information

Identification of reportable operating segments

The consolidated entity’s Directors examined the group’s performance from both sales channel and geographical perspective and identified seven reportable segments being Australia Retail, New Zealand Retail, Australia wholesale, New Zealand wholesale, US Wholesale, EU Wholesale and e-commerce.

Australia retail

This segment covers retail and outlet stores located in Australia.

New Zealand retail

This segment covers retail and outlet stores located in New Zealand.

Australia wholesale

This segment covers the wholesale of intimates apparel to customers based in Australia

New Zealand wholesale

This segment covers the wholesale of intimates apparel to customers based in New Zealand.

US wholesale

This segment covers the wholesale of intimates apparel to customers based in the United States of America.

Europe wholesale

This segment covers the wholesale of intimates apparel to customers based in Europe.

E-commerce

This segment covers the group’s online retail activities. E-commerce revenue include revenue from a US brand called Fredericks of Hollywood for which Bendon Limited currently has a licence agreement.

These operating segments are based on the internal reports that are reviewed and used by the Chief Executive Officer (who is identified as the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

The CODM reviews segment EBITDA (earnings before interest, tax, depreciation and amortisation). The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements.

EBITDA is a financial measure which is not prescribed by IFRS and represents the profit adjusted for specific non-cash and significant items. The directors consider EBITDA to reflect the core earnings of the consolidated entity.

The information reported to the CODM is on a monthly basis.

45

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

7	Operating Segment

Other Costs and Business Activities

Certain costs are not allocated to our reporting segment results, such as costs associated with the following:

- Corporate overheads, which is responsible for centralized functions such as information technology, facilities, legal, finance, human resources, business development, and procurement. These costs also include compensation costs and other miscellaneous operating expenses not charged to our operating segments, as well as interest and tax income and expense.

These costs are included within “unallocated” segment in our segment performance.

Other assets and liabilities

We manage our assets and liabilities on a Group basis, not by segment. CODM does not regularly review any asset or liability information by segment and its preparation is impracticable. Accordingly, we do not report asset and liability information by segment.

(a) Reconciliations

Reconciliation of segment revenue to consolidated statements of profit or loss and other comprehensive income:

	6 months to 31 July 2018 NZ $000’s	6 months to 31 July 2017 NZ $000’s

Total segment revenue	65,736	71,095
Intersegment eliminations	(8,986)	(11,308)
Total revenue	56,750	59,787

46

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

7	Operating Segment

(a) Reconciliations

Reconciliation of segment EBITDA to the consolidated statements of profit or loss and other comprehensive income:

The Board meets on a monthly basis to assess the performance of each segment, net operating profit does not include non-operating revenue and expenses such as dividends, fair value gains and losses.

	6 months to 31 July 2018 NZ $000’s	6 months to 31 July 2017 NZ $000’s

Segment EBITDA	(15,436)	(16,285)
Income tax (expense)/benefit	411	(174)
Other revenue		-
Any other reconciling items	(11,069)	(2,754)
Total net loss after tax	(26,094)	(19,213)

Any other reconciling items includes brand transition, finance expenses, impairment expense, depreciation and amortisation, fair value gain/loss on foreign exchange contracts, and unrealised foreign exchange gain/loss that cannot be allocated to segments.

(b) Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers whereas segment assets are based on the location of the assets.

	6 months to 31 July 2018 NZ $000’s	6 months to 31 July 2017 NZ $000’s

New Zealand	20,984	19,940
Australia	17,570	16,197
United States	14,383	15,496
Europe	3,813	8,154
	56,750	59,787

47

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

7	Operating Segment

(c) Segment performance

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
For the 6 months ended 31 July 2018
Revenue from external customers	15,571	8,758	4,556	6,757	3,047	3,813	14,248	-	56,750
Service income	-	-	-	-	-	-	-	-	-
	15,571	8,758	4,556	6,757	3,047	3,813	14,248	-	56,750

Cost of sales	(7,612)	(4,246)	(3,695)	(5,246)	(2,923)	(3,007)	(10,234)	(2,109)	(39,072)
Gross margin	7,959	4,512	861	1,511	124	806	4,014	(2,109)	17,678
Other segment expenses*	(6,856)	(5,644)	(672)	(1,726)	(1,187)	(1,166)	(5,375)	-	(22,626)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(661)	(661)
Corporate expenses	-	-	-	-	-	-	-	(10,672)	(10,672)
Other foreign exchange gain/loss	-	-	-	-	-	-	-	845	845
EBITDA	1,103	(1,132)	189	(215)	(1,063)	(360)	(1,361)	(12,597)	(15,436)
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(5,157)	(5,157)
Finance expense	-	-	-	-	-	-	-	(2,454)	(2,454)
Impairment expense	-	-	-	-	-	-	-	(4,182)	(4,182)
Depreciation and amortisation	-	-	-	-	-	-	-	(1,190)	(1,190)
Fair value (gain)/loss on foreign exchange contracts	-	-	-	-	-	-	-	2,306	2,306
Unrealised foreign exchange gain/(loss)	-	-	-	-	-	-	-	383	383
Fair value gain/(loss) on Convertible Note derivative	-	-	-	-	-	-	-	(775)	(775)
Loss before income tax expense	1,103	(1,132)	189	(215)	(1,063)	(360)	(1,361)	(23,666)	(26,505)
Income tax expense	-	-	-	-	-	-	-	411	411
Loss after income tax expense	1,103	(1,132)	189	(215)	(1,063)	(360)	(1,361)	(23,255)	(26,094)

48

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
For the 6 months ended 31 July 2017
Revenue from external customers	15,072	8,030	4,092	6,497	4,803	8,154	13,139	-	59,787
	15,072	8,030	4,092	6,497	4,803	8,154	13,139	-	59,787

Cost of sales	(7,027)	(4,085)	(3,250)	(6,294)	(4,092)	(6,308)	(9,152)	-	(40,207)
Gross margin	8,045	3,946	842	203	711	1,846	3,987	-	19,580
Other segment expenses*	(6,462)	(5,335)	(449)	(1,997)	(1,507)	(1,504)	(5,407)	-	(22,661)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(320)	(320)
Corporate expenses	-	-	-	-	-	-	-	(10,241)	(10,241)
Other foreign exchange gain/loss	-	-	-	-	-	-	-	(2,643)	(2,643)
EBITDA	1,583	(1,389)	393	(1,794)	(796)	342	(1,420)	(13,204)	(16,285)
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(1,112)	(1,112)
Finance expense	-	-	-	-	-	-	-	(4,776)	(4,776)
Depreciation and amortisation expense	-	-	-	-	-	-	-	(1,821)	(1,821)
Fair value (gain)/loss on foreign exchange contracts	-	-	-	-	-	-	-	(1,600)	(1,600)
Unrealised foreign exchange (gain)/loss	-	-	-	-	-	-	-	3,309	3,309
Fair value (gain)/loss on Convertible Note derivative	-	-	-	-	-	-	-	3,246	3,246
Loss before income tax expense	1,583	(1,389)	393	(1,794)	(796)	342	(1,420)	(15,958)	(19,039)
Income tax expense	-	-	-	-	-	-	-	(174)	(174)
Loss after income tax expense	1,583	(1,389)	393	(1,794)	(796)	342	(1,420)	(16,132)	(19,213)

* Other segment expenses relate to brand management expenses and some corporate expenses.

49

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

8	Property, plant and equipment

	31 July 2018 NZ $000’s	31 January 2018 NZ $000’s
Plant, furniture, fittings and motor vehicles At cost	26,461	27,801
Accumulated depreciation	(25,973)	(25,789)
	488	2,013

Leasehold improvements
At cost	12,254	10,762
Accumulated depreciation	(8,688)	(8,034)
	3,566	2,728
Total property, plant and equipment	4,054	4,741

(a) Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial period:

	Leasehold improvements NZ $000’s	Plant, furniture, fittings and motor vehicles NZ $000’s	Total NZ $000’s
6 months ended 31 July 2018
Balance at the beginning of the period	2,728	2,013	4,741
Additions	1,362	(914)	448
Disposals	-	(301)	(301)
Depreciation expense	(501)	(569)	(1,070)
Impairment	-	(28)	(28)
Foreign exchange movements	(23)	287	264
Balance at the end of the year	3,566	488	4,054

	Leasehold improvements NZ $000’s	Plant, furniture, fittings and motor vehicles NZ $000’s	Total NZ $000’s
6 months ended 31 January 2018
Balance at the beginning of the year	2,541	1,736	4,277
Additions	227	1,467	1,694
Depreciation expense	(238)	(1,088)	(1,326)
Impairment	-	(111)	(111)
Foreign exchange movements	198	9	207
Balance at the end of the half year	2,728	2,013	4,741

50

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

9	Intangible Assets

	31 July 2018 NZ $000’s	31 January 2018 NZ $000’s

Patents and licences
Cost	1,037	919
Accumulated amortisation and impairment	(820)	(718)
Net book amount	217	201

Brands
Cost	15,091	12,463
Impairment	(696)	-
Net book amount	14,395	12,463

Software
Cost	15,729	15,788
Accumulated amortisation and impairment	(15,453)	(15,440)
Net book amount	276	348

Goodwill
Costs	5,798	-
Impairment	(3,399)	-
Net book amount	2,399	-

Total intangible assets	17,287	13,012

(a) Movements in carrying amounts of intangible assets

	Goodwill NZ $000’s	Software NZ $000’s	Patents and licences NZ $000’s	Brands NZ $000’s	Total NZ $000’s
Year ended 31 January 2018
Balance at the beginning of the year	-	348	201	12,463	13,012
Additions	5,798	32	119	2,726	8,675
Disposals	-	(22)	-	-	(22)
Amortisation	-	(17)	(103)	-	(120)
Impairment (refer note 9e)	(3,399)	(64)	-	(696)	(4,159)
Foreign exchange movements	-	(1)	-	(98)	(99)
Closing value at 31 July 2018	2,399	276	217	14,395	17,287

	Goodwill NZ $000’s	Software NZ $000’s	Patents and licences NZ $000’s	Brands NZ $000’s	Total NZ $000’s
6 months ended 31 July 2017
Balance at the beginning of the period	-	1,957	536	12,206	14,699
Additions	-	101	-	-	101
Amortisation	-	(64)	(71)	-	(135)
Impairment	-	(1,650)	(264)		(1,914)
Foreign exchange movements	-	4	0	257	261
Closing value at 31 January 2018	-	348	201	12,463	13,012

51

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

9	Intangible Assets

(b) Impairment testing for indefinite-lived brand intangibles

Brand intangible assets represent brands owned by the Group, that arose on historical acquisitions including Pleasure State, Davenport and Lovable. The intangible assets increased in current period as result of the business combination with Naked Brand Group Inc. See note 15 for further information.

The brand intangible assets of $14,395,000 (31 January 2018: $12,463,000) are tested for impairment annually.

Impairment assumptions

Management has determined the recoverable amount of the indefinite-lived brand assets by assessing the fair value less cost of disposal (FVLCOD) of the underlying assets. The relief from royalty method adopted to complete the valuation determines, in lieu of ownership, the cost that would be required to obtain comparable rights to use the asset via a third-party licence arrangement. These calculations use cash flow projections based on financial budgets approved by management covering a five year period. Cash flows beyond the five year period are extrapolated using the estimated growth rates shown below. These growth rates do not exceed the long-term average growth rates for the industry. The result of the impairment assessment is that the carrying value exceeded the fair value less costs to sell by an amount of $696 thousand (31 January 2018: nil). As such, the indefinite-lived brand assets have been partially impaired during the half year ended 31 July 2018.

Management’s approach and the key assumptions used to determine the FVLCOD were as follows:

Sales growth: 2.5% (31 January 2018: 5%)
Royalty rate: 6.6% (31 January 2018: 6.6%)
Cash flow - revenue forecast period: 5 years (31 January 2018: 5 years)
Post-tax discount rate (%): 11.4% (31 January 2018: 11.4%)
Long term sales growth rate (%): 2% (31 January 2018: 2%)

Impact of possible changes in key assumptions

The directors have made judgements and estimates to assess indefinite-lived brand assets for impairment. Should these judgements and estimates not occur the resulting carrying amount may decrease.

The sensitivities that have been separately modelled are as follows:
(a) a 2.1% increase in the post-tax discount rate
(b) sales growth rate reduced to 0%

The carrying amounts of the indefinite-lived brand intangible assets are sensitive to assumptions used in the impairment test calculations including the post-tax discount rate and sales growth rate. A 2.1% increase in the post-tax discount rate would result in an impairment of $1,739 thousand (31 January 2018: an increase of 1.5% would result an impairment of $929 thousand) against the carrying amount of the indefinite-lived brand intangibles. A reduction of the sales growth rate to 0% would result in an impairment of $1,341 thousand (31 January 2018: a reduction to 2% would result an impairment of $611 thousand) against the carrying amount of the indefinite-lived brand intangible assets.

(c) Impairment of goodwill

For the purpose of impairment testing, goodwill is allocated to cash-generating units as below:

Description of cash-generating unit (CGU)

31 July 2018 NZ $000’s
United States	5,798
Impairment expense	(3,399)
2,399

52

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

9	Intangible Assets

(c) Impairment of goodwill

Impairment assumption

Goodwill was allocated to the Group’s operation in United States which is the cash generating unit (CGU) for the purpose of impairment testing. The recoverable amount of the CGU was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. These growth rates do not exceed the long-term average growth rates for the industry.

The result of the impairment assessment is that the carrying value exceeded the fair value less costs to sell by an amount of $3.4m. As such, the goodwill has been partially impaired during the half year ended 31 July 2018.

Significant assumptions used for the purposes of the value-in-use calculation include:

United States

Post-tax discount rate - 10.25%

EBITDA growth rate - 10%

Terminal growth - 2%

Impact of possible changes in key assumptions

The directors have made judgements and estimates to assess goodwill for impairment. Should these judgements and estimates not occur the resulting carrying amount may decrease.

The sensitivities that have been separately modelled are as follows:
(a) a 3.25% increase in the post-tax discount rate
(b) sales growth rate reduced to 5%

The carrying amount of the goodwill is sensitive to assumptions used in the impairment test calculations including the post-tax discount rate and sales growth rate. A 3.25% increase in the post-tax discount rate would result in an impairment of $1,833 thousand against the carrying amount of the goodwill. A reduction of the sales growth rate to 5% would result in an impairment of $566 thousand against the carrying amount of the goodwill.

(e) Impairment of software

Impairment charge relating to software is due to management deciding to fully impair the costs on the ERP upgrade, as this software will need to be replaced and updated with more advanced system.

10	Derivative Financial Instruments

	31 July 2018 NZ $000’s	31 January 2018 NZ $000’s
Current assets
Forward exchange contracts	220	-

	31 July 2018 NZ $000’s	31 January 2018 NZ $000’s
Current liabilities
Forward exchange contracts	-	4,188

In order to mitigate exchange rate movements and to manage the inventory costing process, the Group has entered into forward currency contracts to purchase US dollars.

53

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

11	Trade and Other Payables

	31 July 2018 NZ $000’s	31 January 2018 NZ $000’s
CURRENT
Trade payables	24,438	21,143
Accruals	8,061	9,568
Employee benefits liabilities	2,234	1,805
	34,734	32,516

Trade and other payables are unsecured, non-interest bearing and are normally settled within 30 days however some the trade creditors are out of term as at 31 July 2018 and subsequent to the end of the financial period the company has reduced the out of term trade creditors but further work is required to bring all of the creditors in term. The carrying amounts are considered to be a reasonable approximation of fair value.

12	Borrowings

	31 July 2018 NZ $000’s	31 January 2018 NZ $000’s

CURRENT
Secured liabilities:
Shareholder loans	-	10,951
Bank Loans	20,000	16,000
Debt issuance costs in relation to bank loan	(80)	(218)
Working capital financing bank facility	-	22,489
Convertible notes	-	1,740
Loan note	1,247	1,159
	21,167	52,121

The fair value of borrowings is not considered to be materially different to their carrying amounts.

(a)	Assets pledged as security:

Borrowings are secured by a fixed and floating charge over the assets of the consolidated entity. The lease liabilities are effectively secured as the rights to the leased assets, recognised in the balance sheet, revert to the lessor in the event of default.

(b)	Bank overdrafts and bank loans

On 13 June 2018, the Company entered into a Deed of Amendment with BNZ to reduce the facility to NZD$20,000,000 (31 January 2018: NZD$38,489,428). In addition the new facility takes over guarantees and financial instruments totalling NZD$1,345,000.

The term loan facility of NZD$20,000,000 is repayable on 14 June 2019. The current interest rate on this loan is 5.66% (31 January 2018: 5.55%) per annum. There has been a breach of covenant during the period.

Bank of New Zealand has the first ranking charge over all assets of Bendon Limited. Under the terms of the major borrowing facility, the new facility is subject to four undertakings being: Interest cover ratio of three times that is first tested as at 30 April 2019; gross EBITDA ratio measured to 3 months to September 2018 had to be greater than $0, six months to 30 December 2018 is greater than $3 million; inventory and receivables ratio must be greater than 2 times being first measured as at 30 September 2018; and the actual sales and gross margin must not vary by more than 10% from the budget submitted to the Bank.

54

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

12	Borrowings

(c) Loan covenants

As at 30 September 2018, there was a breach in minimum Gross EBITDA ratio. The Bank has advised that they are currently taking the Breach under review.

(d) Shareholder loan - Related party

On 19 June 2018, Bendon Limited issued additional 24,221 Bendon shares to the shareholders as part of an agreement to convert debt to equity. The amount of debt converted on this date amounted to a fair value of $12,244,208. After this conversion, the shareholder loan is fully converted to equity and the outstanding balance as at 31 July 2018 is $nil (31 January 2018: $10,951,295).

The interest rate on the shareholder loans up to the date of conversion was 30% (31 January 2018: 30%) and was increased at the end of 2014, and was capitalised quarterly. Total interest capitalised during the 6 months to 31 July 2018 is $1,061,588 (6 months to 31 July 2017: $1,291,962).

(e) Convertible Notes

On 19th June 2018, the holders of USD$2.8m (NZ$4.2m) of convertible notes converted to 16,408 Bendon ordinary shares. The holder of US$1.0m (NZ$1.42m) of convertible notes elected for their convertible note to be repaid which is due on 31 January 2019. The amount owing has been classified as a current borrowing and amounted to $1.247million as at 31 July 2018.

55

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

13	Provisions

	31 July 2018 NZ $000’s	31 January 2018 NZ $000’s
CURRENT
Lease contributions	423	412
Onerous contracts	49	264
Make good	921	430
	1,393	1,106

	31 July 2018 NZ $000’s	31 January 2018 NZ $000’s
NON-CURRENT
Lease contributions	723	910
Make good	1,442	1,801
	2,165	2,711

	Lease contributions NZ $000’s	Onerous contracts NZ $000’s	Make good NZ $000’s	Total NZ $000’s
Opening balance at 1 February 2018	1,322	264	2,231	3,817
Additional provisions recognised	573	-	181	754
Unused amounts reversed	-	-	(68)	(68)
Unwinding of discounts	-	-	28	28
Amounts used during the year	(619)	(215)	-	(834)
Exchange differences	(130)	-	(9)	(139)
Balance at 31 July 2018	1,146	49	2,363	3,558

Opening balance at 1 July 2017	997	369	2,066	3,432
Additional provisions recognised	584	-	595	1,179
Unused amounts reversed	-	-	(662)	(662)
Unwinding of discounts	-	-	271	271
Amounts used during the year	(293)	(105)	(77)	(475)
Exchange differences	34	-	38	72
Balance at 31 January 2018	1,322	264	2,231	3,817

Make good

In accordance with certain lease agreements, the Group must refurbish and restore the lease premises to a condition agreed with the landlord at the end of the lease term or as prescribed. The provision has been calculated using a pre-tax discount rate of 2% (31 January 2018: 2%), and other market assumptions and re-assessed annually.

56

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

14	Share Capital

	31 July 2018 NZ $000’s	31 January 2018 NZ $000’s

20,952,824 (31 January 2018: 306,028) Ordinary shares	116,491	68,727

Ordinary shares
	6 months to 31 July 2018 NZ $000’s	6 months to 31 January 2018 NZ $000’s

At the beginning of the reporting period	68,727	40,667
Issuance of ordinary shares:
- Cash collected	17,165	10,271
- Settle Shareholder loan	12,244	-
- Shares issued in lieu of consultancy fee	692	-
Convertible notes converted	4,159	17,789
Business combination with Naked Brand Group Inc.	14,196	-
At the end of the reporting period	117,183	68,727

The holders of ordinary shares are entitled to participate in dividends and the proceeds on winding up of the Company. On a show of hands at meetings of the Company, each holder of ordinary shares has one vote in person or by proxy, and upon a poll each share is entitled to one vote.

The Company does not have authorised capital or par value in respect of its shares.

	For the Year Ended 31 July 2018 Number	For the 6 Months Ended 31 January 2018 Number

Naked Brand Group Limited shares issued on close of the merger between Bendon Limited and Naked Brand Group Inc.
- Bendon shareholders	18,617,719	305,136
- Naked shareholders	2,068,438	-
Shares issued during the period	266,667	-
At the end of the period	20,952,824	306,028

The number of shares for the 6 months ended 31 January 2018 relates to the pre-merger entity Bendon Limited.

57

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

15	Business Combination

On 19th June 2018, Bendon Limited (Bendon) and Naked Brand Group Inc. (Naked) completed a business combination pursuant to the Merger Agreement. The business combination was executed after Bendon Limited reorganised its group and inserted a new entity as its parent entity in which the Bendon shareholders rolled over their shares into the new entity. The new parent entity is called Naked Brand Group Limited. Bendon Limited was considered the accounting acquirer of the consolidated group and the consolidated accounts represents a continuation of the Bendon Limited financial statements.

Pursuant to the Merger Agreement, (i) Bendon undertook a reorganization (the “Reorganization”) pursuant to which all of the shareholders of Bendon Limited exchanged all of the outstanding ordinary shares of Bendon Limited (the “Bendon Ordinary Shares”) for ordinary shares in Naked Brand Group Limited (“Naked Brand Group Ordinary Shares”), and (ii) immediately thereafter, the parties effectuated a merger of Merger Sub and Naked, with Naked surviving as a wholly owned subsidiary of Naked Brand Group Limited and the Naked stockholders receiving Naked Brand Group Ordinary Shares in exchange for all of the outstanding shares of common stock of Naked (the “Merger” and together with the Reorganization, the “Transactions”).

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

$’000
Purchase consideration:
Shares issued (2,068,438 shares at $6.86 per share fair value)	14,196
Total purchase consideration	14,196

The assets and liabilities recognised as a result of the acquisition are as follows:

Fair value $’000
Cash	592
Trade and other receivables	4,186
Inventories	1,810
Intangible assets
- Brand	2,200
- Customer relationships	526
Trade and other payables	(916)
Net identifiable assets acquired	8,398
Add: goodwill	5,798
Net assets acquired	14,196

There were no acquisitions in the year ended 31 July 2017.

(a)	Acquisition-related costs

Acquisition-related costs of $3,739,279 that were not directly attributable to the issue of shares are included in administrative expenses in profit or loss and in operating cash flows in the statement of cash flows. In addition, Naked Brand Group Limited issued 100,886 shares at a price of $6.86 per share to the value of $692,000 to advisors as part of their consultancy in lieu of cash payment.

(b)	Revenue and profit contribution

The acquired business contributed revenues of $324,615 and net loss of $539,982 to the group for the period from 19 June 2018 to 31 July 2018. If the acquisition occurred on 1 February 2018, the full half year revenue of the combined group would have been $58,799,189 and loss of $25,436,507.

(c)	Provisional accounting

The initial accounting for the business combination is incomplete at the time of the end of the reporting period and as a result the Company will retrospectively adopt the provisional amounts recognised at the acquisition date to reflect new information obtained about facts and circumstance that existed as at the acquisition date. The measurement period ends as soon the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtained. The measurement shall not exceed one year from the acquisition date.

58

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

16	Earnings per Share

	(a)	Basic and diluted loss per share

	6 months to 31 July 2018 NZ $	6 months to 31 July 2017 NZ $

From continuing operations attributable to the ordinary equity holders of the company	(1.28)	(0.89)
Total basic and diluted loss per share attributable to the ordinary equity holders of the company	(1.28)	(0.89)

All convertible notes issued during the period are not included in the calculation of diluted loss per share because they are antidilutive in nature for the period ended 31 January 2018. These notes could potentially dilute earnings/loss per share in the future.

(b)	Reconciliation of loss used in calculating earnings per share

	6 months to 31 July 2018 NZ $000’s	6 months to 31 July 2017 NZ $000’s

Basic and diluted loss per share
Profit/(loss) attributable to the ordinary equity holders of the company used in calculating basic earnings per share:	(26,515)	(18,456)

(c)	Weighted average number of shares used as the denominator

	31 July 2018 Number	31 July 2017 Number*
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	20,692,359	20,692,359

* As a result of the stock consolidation on 19 June 2018 the calculation of basic and diluted earnings per share for 2017 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

59

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

17	Fair Value Measurement

The Group measures the following assets and liabilities at fair value on a recurring basis:

	●	Financial assets - derivative financial instruments
	●	Financial liabilities - derivative financial instruments

Fair value hierarchy

All assets and liabilities measured at fair value to be assigned to a level in the fair value hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

60

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

17	Fair Value Management

Fair value hierarchy

The table below shows the assigned level for each asset and liability held at fair value by the Group:

	Level 1 NZ$000’s	Level 2 NZ$000’s	Level 3 NZ$000’s	Total
31 July 2018
Recurring fair value measurements

Financial assets
Foreign exchange contracts	-	220	-	220

Financial liabilities
Foreign exchange contracts	-	-	-	-
Derivative on Convertible Notes	-	-	-	-

31 January 2018
Recurring fair value measurements

Financial assets
Foreign exchange contracts	-	-	-	-

Financial liabilities
Foreign exchange contracts	-	2,087	-	2,087
Derivative on Convertible Notes	-	-	1,110	1,110

There were no transfers between levels during the financial periods.

The carrying amount of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature. Bank loans approximate fair value of the carrying amount on the basis of the variable nature of the interest rates associated with the loans.

Valuation techniques for fair value measurements categorised within level 2

The fair value of derivative financial instruments is determined using valuation techniques which maximise the use of observable market data where it is available and relies as little as possible on entity specific estimates.

Valuation techniques for fair value measurements categorised within level 3

The fair value of the derivative on convertible notes was determined using a Black-Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate, expected volatility and expected dividend rate. The Company used valuations specialists to perform these valuations.

Fair value measurements using significant unobservable movements (level 3)

The following table presents the changes in level 3 instruments for the year ended 31 July 2018.

Convertible note liability NZ$000’s
Balance at 31 January 2018	1,110
Changes in fair value	-
Conversion	(1,110)
Balance at 31 July 2018	-

61

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

18	Related Parties

(a)	The Group’s main related parties are as follows:

Cullen Group is incorporated in New Zealand and owns 6.9% of Naked Brand Group Limited (31 January 2018: 71.8% of Bendon Limited).

Key management personnel

Other related parties include close family members of key management personnel and entities that are controlled or significantly influenced by those key management personnel or their close family members.

(b)	Loans to/from related parties

	Opening balance NZ$	Closing balance NZ$	Interest not charged NZ$	Interest paid/payable NZ$	Impairment NZ$

Loans to related parties
Cullen Investments Limited - 31 July 2018	11,535,677	12,791,201
Cullen Investments Limited - 31 January 2018	13,051,321	11,535,677	-	-	-
Whitespace Atelier Limited - 31 July 2018	272,665	722,385
Whitespace Atelier Limited - 31 January 2018	-	272,665	-	-	-
FOH Online Inc. - 31 July 2018	3,518,009	2,488,487
FOH Online Inc. - 31 January 2018	-	3,518,009	-	-	-

Loans from related parties
Naked Inc. - 31 July 2018	(1,368,577)	-
Naked Inc. - 31 January 2018	-	(1,368,577)	-	-	-

During the period presented transactions with Cullen Investments Limited include Cullen Investments Limited costs paid by the Group of $1,255,524 (31 January 2018: a recovery of $1,515,644), which does not relate to Bendon Ltd’s trading such as director costs and employee time.

Whitespace Atelier Limited (“Whitespace”) is owned by a KMP at Bendon Limited. Beginning 1 Feb 2017, Whitespace was engaged by the Group to procure stock from various suppliers at competitive prices. During the year ended 31 July 2018, purchases amounting to $6,687,559 (6 months to 31 January 2018: $11,283,526) have been made from Whitespace. As at 31 July 2018, the Group has made prepayments to Whitespace amounting to $722,385 (31 January 2018: 272,665).

Subsequent to the merger with Naked Brand Group Inc. on 19th June 2018, Naked Brand Group Inc. became part of the Group as at 31 July 2018. The balances between the subsidiaries are eliminated in the Group Balance Sheet (31 January 2018: $1,368,557).

FOH Online Corp is owned by Cullen Invenstment Limited who owns 6.9% shares of Naked Brand Group Limited. Under the current licence agreement between FOH Online Corp and Bendon Limited, the consolidated statement of comprehensive income for the half year ended 31 July 2018 includes revenue and net loss before tax of $11,233,239 (6 months to 31 July 2017: nil) and $952,729 (6 months to 31 July 2017: nil) respectively . As at 31 July 2018, the Group has a receivable balance with FOH Online Corp. of $2,488,487 (31 January 2018: $3,518,009).

62

Naked Brand Group Limited

Notes to the Condensed Consolidated Financial Statements

For the Half Year Ended 31 July 2018

19	Events occurring after the reporting date

Subsequent to the end of the financial period, the Company issued 3,116,645 shares at an average price of $2.24 per share to the value of US$6.98 million. These proceeds were used as working capital in the business.

As at the date of this report, Company is in negotiations with its Bankers to reset the loan covenants and extend the Loan to beyond the expiry of it’s current terms of 30 June 2019.

On 15th August 2018, the Company filed a F1 Registration statement relating to the resale of up to 12,752,951 ordinary shares, no par value, of Naked Brand Group Limited and up to 1,293,892 Ordinary Shares issuable upon exercise of outstanding warrants. The securities were issued in connection with one or more private placements and placements that occurred outside the United States and the Company will not receive any proceeds from the sale of the securities under this prospectus. However, the Company could receive up to USD$4,852,095 in gross proceeds if all of the warrants held by three of the Selling Shareholders are exercised for cash.

On November 15, 2018 the Company entered into a Stock Purchase Agreement with the shareholders of FOH Online Corp (FOH) , which included Cullen Investments Limited (Cullen), that the Company will purchase all of the issued and outstanding shares of FOH. Under the terms of the Agreement, the Company will pay a purchase price of USD$18.2 million, payable as follows forgiveness by Company debt owed by FOH and Cullen of approximately NZ$12.791 million and the issuance of 3,765,087 ordinary shares of the Company to FOH’s shareholders.

63

Naked Brand Group Limited

Directors’ declaration

For the Half Year Ended 31 July 2018

In the directors’ opinion:

(a) the financial statements and notes set out on pages 1 to 44 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2018 and of its performance for the half-year ended on that date and

(b) there are reasonable grounds to believe that Naked Brand Group Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Justin Ashley Davis-Rice

Director

Sydney

64